SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______)*

Flexion Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33938J106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP # 33938J106

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 5AM Ventures II, L.P. (“Ventures II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,454,679 shares, except that 5AM Partners II, LLC (“Partners II”), the general partner of Ventures II, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners II, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,454,679 shares, except that Partners II may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON PN

CUSIP # 33938J106

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 5AM Co-Investors II, L.P. (“Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
57,397 shares, except that Partners II, the general partner of Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
57,397 shares, except that Partners II, the general partner of Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,397
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP # 33938J106

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 5AM Partners II, LLC (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON OO

CUSIP # 33938J106

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. John Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON IN

CUSIP # 33938J106

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Schwab, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON IN

CUSIP # 33938J106

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. Scott Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		1,512,076 shares, of which 1,454,679 are owned directly by Ventures II and 57,397 are owned directly by Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON IN

CUSIP # 33938J106

ITEM 1(A).	NAME OF ISSUER

Flexion Therapeutics, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10 Mall Road, Suite 301
Burlington, Massachusetts 01803

ITEM 2(A).	NAME OF PERSONS FILING

5AM Ventures II, L.P. (“Ventures II”), a Delaware limited partnership, 5AM Co-Investors II, L.P. (“Co-Investors II”), a Delaware limited partnership, 5AM Partners II, LLC (“Partners II”), a Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage” and collectively with Ventures II, Co-Investors II, Partners II, Diekman and Schwab, “Reporting Persons”).

Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Ventures II and Co-Investors II. Diekman, Schwab and Rocklage are the managing members of Partners II and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Ventures II and Co-Investors II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o 5AM Ventures
2200 Sand Hill Road, Suite 110
Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

Ventures II and Co-Investors II are Delaware limited partnerships. Partners II is a Delaware limited liability company. Diekman, Schwab and Rocklage are U.S. citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 33938J106

ITEM 3.	Not Applicable.

CUSIP # 33938J106

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2014 and percentage ownership is based on the outstanding shares number of 21,440,058 provided to Reporting Persons by the Issuer.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of Ventures II and Co-Investors II, the general and limited partners of Ventures II and Co-Investors II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by Ventures II and Co-Investors II.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP # 33938J106

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP # 33938J106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

5AM Ventures II, L.P.	/s/Andrew Schwab
By 5AM Partners II, LLC,	Signature
Its General Partner
Andrew Schwab
Managing Member

5AM Co-Investors II, L.P.	/s/Andrew Schwab
By 5AM Partners II, LLC,	Signature
Its General Partner
Andrew Schwab
Managing Member

5AM Partners II, LLC	/s/Andrew Schwab
Signature

Andrew Schwab
Managing Member

Dr. John Diekman	/s/ Dr. John Diekman
Signature

ANDREW SCHWAB	/s/Andrew Schwab
Signature

DR. SCOTT ROCKLAGE	/s/ Scott Rocklage
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP # 33938J106

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

CUSIP # 33938J106

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Flexion Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 2, 2015

5AM Ventures II, L.P.

By: 5AM Partners II, LLC
Its: General Partner

By: /s/Andrew Schwab
Managing Member

5AM Co-Investors II, L.P.

By: 5AM Partners II, LLC
Its: General Partner

By: /s/Andrew Schwab

Managing Member

5AM Partners II, LLC

By: /s/ Andrew Schwab

Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage